Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total	%
31 Dec 08	31 Oct 09	Security	portfolio	Index1	Description
56	1	Gazprom	3.5	1.7	The largest natural gas producer and transporter in Russia.
2	2	Samsung Electronics	3.2	2.3	Korea's top electronics manufacturer and a global leader in semiconductor production.
7	3	Reliance Industries	2.4	0.8	Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
3	4	China Shenhua Energy	2.2	0.4	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
11	5	Industrial and Commercial Bank of China	2.1	1.1	A state-owned commercial bank in China and one of the world's largest banks.
1	6	America Movil	2.1	1.2	Latin America's largest cellular communications provider.
8	7	Vale	1.9	2.5	The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.
16	8	Sasol	1.9	0.6	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
na	9	LG Chem	1.8	0.2	Major chemical company serving a variety of industries throughout the world.
17	10	DLF Ltd.	1.4	0.1	Major real estate development company based in India.

		Total companies 1 through 10	22.5	10.9

30	11	Bank of China	1.3	1.0	One of China's largest commercial banks.
61	12	CIMB Group Holdings	1.3	0.2	Involved in banking, financial services and real estate management.
25	13	BYD	1.3	0.1	One of the largest makers of rechargeable batteries.
14	14	Banpu	1.2	0.1	Thailand-based energy company focused on coal mining and coal-fired power generation.
10	15	Bharti Airtel	1.2	0.0	India's leading telecommunication services provider.
88	16	Hypermarcas	1.2	0.0	Consumer products manufacturer based in Brazil.
101	17	Tencent Holdings	1.0	0.5	Major Internet service portal in China.
6	18	Petroleo Brasileiro - Petrobras	1.0	3.5	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
20	19	Telmex International	1.0	0.1	Telecom operator mainly seving Brazil and Colombia, with an additional presence in Argentina, Chile, Ecuador and Peru.
44	20	LG Electronics	1.0	0.3	Designs and manufactures appliances and home electronics.

		Total companies 1 through 20	34.0	16.7

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Top holdings by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index1		% Total portfolio	% Total portfolio	% Index1
	31 Dec 08	31 Oct 09	31 Oct 09		31 Dec 08	31 Oct 09	31 Oct 09
ENERGY	13.9	13.7	13.7	FINANCIALS	9.6	16.2	24.2
Gazprom		3.5		Industrial and Commercial Bank of China		2.1
Reliance Industries		2.4		DLF Ltd.		1.4
China Shenhua Energy		2.2		Bank of China		1.3
Sasol		1.9		CIMB Group Holdings		1.3
Banpu		1.2		China Construction Bank		0.9
Petroleo Brasileiro - Petrobras		1.0		Itausa		0.9
OTHERS		1.5		Itau Unibanco Holding		0.8
				OTHERS		7.5

MATERIALS	11.9	11.5	14.4	INFORMATION TECHNOLOGY	12.0	12.8	13.1
Vale		1.9		Samsung Electronics		3.2
LG Chem		1.8		BYD		1.3
AngloGold Ashanti		0.9		Tencent Holdings		1.0
Taiwan Cement		0.6		Taiwan Semiconductor Manufacturing		0.9
MMC Norlisk Nickel		0.5		Hon Hai Precision Industry		0.8
Anhui Conch Cement		0.5		Delta Electronics		0.5
OTHERS		5.3		OTHERS		5.1
				TELECOMMUNICATION SERVICES	16.4	11.7	8.1
INDUSTRIALS	7.2	7.0	8.1	America Movil		2.1
CCR		0.9		Bharti Airtel		1.2
Weichai Power		0.7		Telmex International		1.0
China Railway Construction		0.5		Telekomunikacja Polska		0.8
OTHERS		4.9		SK Telecom		0.7
				Telmex		0.7
CONSUMER DISCRETIONARY	7.3	8.1	6.9	OTHER		5.2
LG Electronics		1.0		UTILITIES	3.7	2.8	3.4
Astra International		0.8		Energy Development Corp.		0.7
Genting		0.8		OTHERS		2.1
OTHERS		5.5
				OTHER	1.3	1.0	0.0
				Baring Vostok Capital Partners		0.4
CONSUMER STAPLES	6.2	8.8	5.6	OTHERS		0.6
Hypermarcas		1.2
United Spirits		0.8		Total equity	90.3	94.0	100.0
OJSC Magnit		0.6		Total fixed income	2.7	1.2
OTHERS		6.2		Total cash and equivalents	7.0	4.8
				Total assets	100.0	100.0
HEALTH CARE	0.8	0.4	2.5
Bumrungrad Hospital		0.3
OTHERS		0.1

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index1
	31 Dec 99	31 Dec 00	31 Dec 01	31 Dec 02	31 Dec 03	31 Dec 04	31 Dec 05	31 Dec 06	31 Dec 07	31 Dec 08	31 Oct 09	31 Oct 09
LATIN AMERICA	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	21.2	18.8	22.3
BRAZIL	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.3	12.0	15.7
MEXICO	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.9	6.1	4.1
CHILE	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.8	0.7	1.4
ARGENTINA	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.0	0.0	0.0
PERU	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.0	0.6
VENEZUELA	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.1	17.8	14.3
INDIA	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	7.9	9.2	7.7
MALAYSIA	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.8	3.6	2.9
INDONESIA	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.3	2.1	1.8
THAILAND	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	2.0	1.6	1.4
PHILIPPINES	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	1.1	0.5
PAKISTAN	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.1	0.0
SRI LANKA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0	0.0

FAR EAST ASIA	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	34.6	36.6	42.9
SOUTH KOREA	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.3	10.8	12.8
CHINA	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	19.3	18.5	18.1
TAIWAN	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.0	6.5	12.0
HONG KONG	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.0	0.8	0.0

EUROPE/MIDDLE EAST/ AFRICA	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	14.8	17.0	20.5
RUSSIAN FEDERATION	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	3.1	6.1	5.9
SOUTH AFRICA	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.5	5.0	7.1
ISRAEL	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.6	1.4	2.7
POLAND	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	1.3	1.3
TURKEY	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.3	1.6
HUNGARY	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.0	0.5
CZECH REPUBLIC	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.7	0.5
EGYPT	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.1	0.9	0.6
MOROCCO	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.3
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.2	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0
NIGERIA	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
CROATIA	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0	0.0
ESTONIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER2	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	3.8	0.0

Total equity	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.3	94.0	100.0
Fixed income	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.7	1.2
Cash & equivalents	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.0	4.8
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00	100.00

1MSCI Emerging Markets Investable Market Index
2The current period includes 3.2% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index1		% Total portfolio	% Total portfolio	% Index1
	31 Dec 08	31 Oct 09	31 Oct 09		31 Dec 08	31 Oct 09	31 Oct 09
LATIN AMERICA	21.2	18.8	22.3	EMERGING EUROPE/MIDDLE EAST/AFRICA	14.8	17.0	20.5
BRAZIL	10.3	12.0	15.7	SOUTH AFRICA	6.5	5.0	7.1
MEXICO	8.9	6.1	4.1	RUSSIAN FEDERATION	3.1	6.1	5.9
CHILE	1.8	0.7	1.4	ISRAEL	1.6	1.4	2.7
REPUBLIC OF COLOMBIA	0.1	0.0	0.6	TURKEY	0.9	1.3	1.6
PERU	0.1	0.0	0.5	POLAND	0.7	1.3	1.3
				EGYPT	1.1	0.9	0.6
				CZECH REPUBLIC	0.3	0.7	0.5
SOUTHEAST ASIA	16.1	17.8	14.3	HUNGARY	0.2	0.0	0.5
INDIA	7.9	9.2	7.7	MOROCCO	0.1	0.1	0.3
MALAYSIA	2.8	3.6	2.9	CROATIA	0.1	0.0	0.0
INDONESIA	2.3	2.1	1.8	SULTANATE OF OMAN	0.2	0.2	0.0
THAILAND	2.0	1.6	1.4
PHILIPPINES	1.0	1.1	0.5
PAKISTAN	0.0	0.1	0.0	OTHER2	3.6	3.8	0.0
SRI LANKA	0.1	0.1	0.0

FAR EAST ASIA	34.6	36.6	42.9	Total equity	90.3	94.0	100.0
CHINA	19.3	18.5	18.1	Total fixed income	2.7	1.2
SOUTH KOREA	7.3	10.8	12.8	Total cash and equivalents	7.0	4.8
TAIWAN	7.0	6.5	12.0	Total assets	100.0	100.0
HONG KONG	1.0	0.8	0.0

1MSCI Emerging Markets Investable Market Index
2The current period includes 3.2% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 October 2009)

	EMGF		Index2			EMGF		Index2
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %1	in cash %3	reinvested %4		in cash %	reinvested %1	in cash %3	reinvested %4
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
June	-1.32	-1.32	-1.40	-1.22
2nd qtr.	33.33	33.33	35.30	36.47
July	10.42	10.42	11.04	11.41
August	0.94	0.94	-0.37	-0.18
September	8.28	8.28	8.77	8.96
3rd qtr.	20.68	20.68	20.34	21.18
October	-1.48	-1.48	0.09	0.19
Year to date	62.73	62.73	64.16	67.64

Lifetime return
Cumulative%	2,455.40	3,964.06	___	___
Annualized%	14.84	17.14	___	___

1Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2The inception date is 1 January 1988.
3Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 October 2009)

	EMGF		Index2			EMGF		Index2
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %1	in cash %3	reinvested %4		in cash %	reinvested %1	in cash %3	reinvested %4
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

1Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2The inception date is 1 January 1988.
3Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 October 2009)

	EMGF		Index2			EMGF		Index2
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %1	in cash %3	reinvested %4		in cash %	reinvested %1	in cash %3	reinvested %4
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
June	-1.32	-1.32	-1.40	-1.22
2nd qtr.	33.33	33.33	35.30	36.47
July	10.42	10.42	11.04	11.41
August	0.94	0.94	-0.37	-0.18
September	8.28	8.28	8.77	8.96
3rd qtr.	20.68	20.68	20.34	21.18
October	-1.48	-1.48	0.09	0.19
Year to date	62.73	62.73	64.16	67.64

Lifetime return
Cumulative%	2,455.40	3,964.06	__	__
Annualized%	14.84	17.14	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2The inception date is 1 January 1988.
3Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 October 2009)

	EMGF		Index2			EMGF		Index2
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %1	in cash %3	reinvested %4		in cash %	reinvested %1	in cash %3	reinvested %4
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2The inception date is 1 January 1988.
3Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of 30 Sep 2009

	Calendar
	YTD	Q309	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	63.67	20.88	24.31	11.78	21.15	13.17	8.93	14.15	18.17
- net of operating expenses	62.73	20.68	23.43	11.01	20.31	12.38	8.14	13.23	17.14

MSCI Emerging Markets IMI with net dividends reinvested	67.64	21.18	21.48	8.24	17.49	11.50	5.52	10.47	12.55

MSCI World Index with net dividends	23.15	17.54	-1.81	-3.95	3.94	1.31	6.09	5.84	7.72

MSCI EAFE Index with net dividends	27.57	19.46	3.44	-3.41	6.31	2.79	4.93	4.39	7.18

S&P 500 Index with income reinvested	17.05	15.61	-6.92	-5.43	1.01	-0.15	7.61	7.97	8.76

Lifetime: 31 May 1986 - 31 October 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 31 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of 30 Sep 2009

	Calendar
	YTD	Q309	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	63.67	20.88	24.31	11.78	21.15	13.17	8.93	14.15	18.17
- net of operating expenses	62.73	20.68	23.43	11.01	20.31	12.38	8.14	13.23	17.14

MSCI Emerging Markets IMI with net dividends reinvested	67.64	21.18	21.48	8.24	17.49	11.50	5.52	10.47	12.55

MSCI World Index with net dividends	23.15	17.54	-1.81	-3.95	3.94	1.31	6.09	5.84	7.72

MSCI EAFE Index with net dividends	27.57	19.46	3.44	-3.41	6.31	2.79	4.93	4.39	7.18

S&P 500 Index with income reinvested	17.05	15.61	-6.92	-5.43	1.01	-0.15	7.61	7.97	8.76

Figures shown above are past results and do not predict future results.  Current results may be lower or higher than those shown.  Share prices and returns will vary, so you may lose money.  Investing for short periods makes loses more likely.  Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity.  For more current information and month-end results, call 800-421-0180, extension 96245.

Lifetime: 31 May 1986 - 31 October 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 31 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index1		% Total portfolio	% Total portfolio	% Index1
	31 Dec 08	31 Oct 09	31 Oct 09		31 Dec 08	31 Oct 09	31 Oct 09
ENERGY	13.9	13.7	13.7	HEALTH CARE	0.8	0.4	2.5
ENERGY EQUIPMENT & SERVICES	0.2	0.2	0.1	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	13.7	13.5	13.6	HEALTH CARE PROVIDERS & SERVICES	0.7	0.4	0.2
MATERIALS	11.9	11.5	14.4	PHARMACEUTICALS	0.1	0.0	2.2
CHEMICALS	0.6	2.3	2.5
CONSTRUCTION MATERIALS	3.3	2.8	1.2	FINANCIALS	9.6	16.2	24.2
CONTAINERS & PACKAGING	0.0	0.1	0.1	COMMERICAL BANKS	4.8	11.0	15.8
METALS & MINING	7.2	5.7	10.1	THRIFTS & MORTGAGE FINANCE	0.5	0.5	0.4
PAPER & FOREST PRODUCTS	0.8	0.6	0.5	DIVERSIFIED FINANCIAL SERVICES	0.5	0.7	1.6
INDUSTRIALS	7.2	7.0	8.1	CONSUMER FINANCE	0.0	0.0	0.1
AEROSPACE & DEFENSE	0.1	0.1	0.1	CAPITAL MARKETS	0.0	0.0	0.9
BUILDING PRODUCTS	0.0	0.0	0.1	INSURANCE	0.5	0.7	2.7
CONSTRUCTION & ENGINEERING	2.8	2.5	1.9	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.0	0.1	0.2
ELECTRICAL EQUIPMENT	1.2	1.1	0.7	REAL ESTATE MANAGEMENT & DEVELOPMENT	3.3	3.2	2.5
INDUSTRIAL CONGLOMERATES	0.6	0.5	2.0	INFORMATION TECHNOLOGY	12.0	12.8	13.1
MACHINERY	0.6	1.0	1.1	INTERNET SOFTWARE & SERVICES	2.3	1.9	0.8
TRADING COMPANIES & DISTRIBUTORS	0.1	0.1	0.3	IT SERVICES	0.4	0.8	1.5
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.4	0.7	0.5
AIR FREIGHT & LOGISTICS	0.0	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.0	0.0	0.2
AIRLINES	0.1	0.0	0.3	COMPUTERS & PERIPHERALS	0.8	1.3	1.7
MARINE	0.1	0.0	0.5	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	2.3	3.3	2.8
ROAD & RAIL	0.3	0.5	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	4.8	5.6
TRANSPORTATION INFRASTRUCTURE	1.3	1.2	0.7
CONSUMER DISCRETIONARY	7.3	8.1	6.9	TELECOMMUNICATION SERVICES	16.4	11.7	8.1
AUTO COMPONENTS	0.4	1.0	0.6	DIVERSIFIED TELECOMMUNICATION SERVICES	6.5	5.3	2.8
AUTOMOBILES	0.3	0.8	1.4	WIRELESS TELECOMMUNICATION SERVICES	9.9	6.4	5.3
HOUSEHOLD DURABLES	0.5	1.0	1.1	UTILITIES	3.7	2.8	3.4
LEISURE EQUIPMENT & PRODUCTS	0.3	0.0	0.1	ELECTRIC UTILITIES	2.9	1.8	1.9
TEXTILES, APPAREL, & LUXURY GOODS	0.4	1.3	0.5	GAS UTILITIES	0.0	0.1	0.4
HOTELS, RESTAURANTS & LEISURE	1.3	1.0	0.6	WATER UTILITIES	0.2	0.0	0.2
DIVERSIFIED CONSUMER SERVICES	0.9	0.1	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.6	0.9	0.9
MEDIA	1.3	0.5	1.1
DISTRIBUTORS	0.3	0.1	0.2	OTHER	1.3	1.0	0.0
INTERNET & CATALOG RETAIL	0.0	0.3	0.1	EMERGING MARKET FUNDS/PARTNERSHIPS	1.3	1.0	0.0
MULTILINE RETAIL	0.6	0.8	0.6	Total equity	90.3	94.0	100.0
SPECIALTY RETAIL	1.0	1.2	0.5	Total fixed income	2.7	1.2
CONSUMER STAPLES	6.2	8.8	5.6	Total cash and equivalents	7.0	4.8
FOOD & STAPLES RETAILING	1.7	1.6	1.2	Total assets	100.0	100.0
BEVERAGES	1.0	2.6	1.1
FOOD PRODUCTS	2.0	2.2	2.2
TOBACCO	0.3	0.4	0.5
HOUSEHOLD PRODUCTS	1.2	1.7	0.3
PERSONAL PRODUCTS	0.0	0.3	0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPs is a trademark owned by CFA Institute.

Notable purchases and sales
Emerging Markets Growth Fund
31 December 2008 - 31 October 2009

Purchases			Sales
Security name	Amount ($)	New	Security Name	Amount ($)	Eliminated
Gazprom	294,845,674		Harmony Gold Mining	126,473,876
LG Chem	168,461,849	■	China Shenhua Energy	123,226,192
Sasol	113,223,369		Taiwan Semiconductor Manufacturing	108,617,938
Industrial and Commercial Bank of China	91,627,063		Telekomunikasi Indonesia	93,291,903
United Spirits	75,892,043		Rosneft	92,625,676	■
Genting	70,988,469	■	BYD	74,086,155
CIMB Group Holdings	68,974,854		Anhui Conch Cement	65,439,085
Itausa	65,840,710		Nine Dragons Paper (Holdings)	63,720,638
Bharti Airtel	64,209,740		Shangri-La Asia	58,604,659	■
Cathay Financial Holding	57,179,073	■	China High Speed Transmission Equipment	54,218,731
Telekomunikacja Polska	52,537,868		eBay Gmarket	53,020,211	■
MMC Norilsk Nickel	51,743,141		BRF - Brasil Foods	50,326,607	■
Turk Telekom	50,933,478	■	China Mobile Ltd.	47,074,572
Acer	49,251,763	■	Alibaba.com	42,300,629
Tencent Holdings	46,791,647		Cemig	41,250,420
B2W - Cia. Global do Varejo	43,989,608		Cemig	40,855,204
Bank Pekao	43,580,584	■	OGX	36,708,524	■
Epistar	42,790,233	■	COSCO Pacific	34,083,456	■
LG Electronics	42,158,180		SINOPEC	33,998,104	■
Hypermarcas	39,597,556		New Oriental Education & Technology Group	33,211,931

Reflects largest purchases and sales of commmon stock. Excludes depository receipts, fixed income, and other non-equity securities.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.